GenTech Holdings, Inc.

September 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	GenTech Holdings, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment

Filed August 19, 2020

File No. 024-11055

Ladies and Gentlemen:

Gentech Holdings, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Post Qualification Amendment No. 4 to the Offering Statement on Form 1-A (“Amendment No. 4”) relating to the issuance by the Company of up to 129,400,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 28, 2020 and oral communications regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on August 19, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Post-Offering Statement on Form 1-A

Use of Proceeds, page 18

1.	We note you intend to use 20.5% of the offering proceeds for acquisitions. If proceeds are intended to fund a business acquisition, please discuss the terms of any contemplated acquisitions.

We have adjusted the use of proceeds line item related to acquisitions as we do not have any formal plans to engage in acquisitions at this time.

General

2.	We note your response to prior comment 2 but continue to believe that your offering of 14.5 billion shares of common stock does not appear to be a bona estimate of the amount of shares you are offering, notwithstanding David Lovatt’s voting control over the company, given that the company is only authorized to issue 10 billion shares and you currently have 2 billion shares outstanding. Please revise. Refer to Rule 253 under Regulation A.

We have reduced the maximum offering price to ensure that we will have sufficient shares of common stock authorized to fulfill the offering.

3.	We note that you acquired Sinister Labs LLC for $250,000 in a cash only transaction. Please revise to clarify the source of funds used in this transaction. To the extent you borrowed such funds, revise your pro forma balance sheet statement of operations to reflect the additional debt and related interest expense. Also, any adjustments to fair value the assets acquired should be properly reflected in your pro forma financial statements.

We have updated our pro formas accordingly.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ David Lovatt
David Lovatt, CEO
GenTech Holdings, Inc.

cc:	William Eilers, Esq.